Exhibit 99.7

C O D E O F E T H I C S DRIVEN BY INTEGRITY

TABLE OF CONTENTS | TRUST IN OUR CODE | TRUST WITHIN OUR WORKPLACE | TRUST IN OUR RELATIONSHIPS | TRUST IN OUR COMPANY | TRUST WITHIN OUR COMMUNITIES



A MESSAGE FROM JOSÉ

Dear colleagues,

As an organization built on passion, drive, ingenuity and trust, we are committed to offering our employees a stimulating workplace where they feel empowered. BRP exists to create new ways to move people so that experiences are measured in emotion rather than distance. Together, we pursue progress relentlessly and strive for long-term growth.

Our conduct must always be guided by our Code of Ethics. It is our compass to living BRP's values, complying with policies and laws, as well as adhering to the highest ethical standards. At the same time, it helps us show the world who we truly are.

Each of us is an ambassador of BRP. We pride ourselves on our collective achievements. We share successes and we keep our promises. We also share the responsibility of safeguarding our unique culture and upholding the solid reputation we have earned over the years.

By acting ethically and embracing our core values, we will continue to foster solid relationships based on trust and integrity. This is our commitment to our customers, dealers, distributors, suppliers, business partners and shareholders. It is a commitment to each other.

I know I can count on you to live by the Code and speak up about anything that might compromise it. This Code is yours. Follow it and refer to it whenever you have questions.

Thank you for your commitment to BRP, our Code and our shared vision. When **Driven by Integrity**, there is truly no limit to where we can go.

José Boisjoli
President and Chief Executive Officer

CODE OF ETHICS | Driven by Integrity
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TABLE OF CONTENTS | TRUST IN OUR CODE | TRUST WITHIN OUR WORKPLACE | TRUST IN OUR RELATIONSHIPS | TRUST IN OUR COMPANY | TRUST WITHIN OUR COMMUNITIES



A message from José 2

Our values 4

Our manifesto of integrity 5

TRUST in our Code
- About the Code 7
- Our responsibilities 9
- Our decisions 10
- Asking questions and speaking up 11

TRUST within our workplace
- Diversity, equity and inclusion 14
- Respectful workplace 15
- Workplace health, safety and security 17

TRUST in our relationships
- Fair competition 19
- Anti-bribery and anti-corruption 20
- Relationships with third parties 22
- Conflicts of interest 24
- Gifts and hospitality 26
- Political activities 28
- Data privacy 29
- Global trade compliance 31
- Insider trading 32

TRUST in our company
- Company assets 35
- Confidential information and intellectual property 37
- Accurate recordkeeping 39
- Responsible communications 40
- Product quality and safety 42

TRUST within our communities
- Human rights 45
- Environmental stewardship 46
- Community engagement 48

Our journey 49

Our resources 50

Navigating the Code

Looking for something? These icons can help:

STAY ON THE TRAIL lists the actions you must take to make ethical decisions.

LOST YOUR WAY? describes common scenarios you may face and guides you on what to do.

KEEP GOING provides links to policies you can read for more information on the topic covered.

CODE OF ETHICS | Driven by Integrity

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TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES OUR VALUES BRP’s values are much more than a list of words – They are the yellow blood that runs through our veins. They inspire everything we do – How we act. The decisions we make. The way we treat each other and our customers, dealers, distributors and suppliers. PASSION to keep moving – Passion informs everything we do and is an integral part of every value we have. If it’s not done with passion, it’s not BRP. It’s passion you can feel. DRIVE to deliver our commitments – We say what we do. We do what we say. No excuses. Only sheer determination. Relentless drive and love of the ride push us ahead. While we live for the ride, we always arrive at the destination. INGENUITY to defy conventions – We’re not afraid to see things differently. Constant curiosity makes us first to uncover new solutions. We question. We innovate. We progress. Relentlessly. Integrity TRUST to build strong partnerships – by Driven We take care of our people like family. We act with integrity. I ETHICS People can count on us. Like we count on them. It’s that simple. OF CODE 4

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES OUR MANIFESTO OF INTEGRITY Our Code of Ethics embodies our integrity and guides us along our journey, keeping us on the trail. It conveys the vital role each employee plays in living our BRP values and upholding the culture that makes us who we are. BRP’s reputation is a pillar of our success, and essential to our long-term growth. Our decisions, DRIVEN BY INTEGRITY, help us preserve this reputation and build TRUST – in our company, in each other, with our customers and partners, as well as within our communities. Integrity by Driven

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES TRUST I N O U R C O D E l About the Code l Our responsibilities l Our decisions l Asking questions and speaking up Integrity by Driven I ETHICS OF CODE 6

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES ABOUT THE CODE When the outdoors calls, we answer. At BRP, we’re always ready for adventure. And just like our customers, we never head out unprepared. We always pack the essentials, like our Code of Ethics (“Code”). It’s one of those must-have items that we keep with us each day and turn to for critical information and guidance to do what’s right. The Code brings you back on course with: » Dilemmas you might face. » Actions you can take to handle them. » Common questions that arise. » Decision-making aids and important points of interest. » Links to our policies and other resources. Can the Code answer every question? The Code covers most situations you’ll run into, but it can’t cover all of them. However, it is the best place to start. If you need additional information, you can see our policies or talk to any other resource listed in the Code. Integrity by Driven I ETHICS OF CODE 7

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES The Code applies to … YOU. As BRP employees, we are expected to uphold both the letter and spirit of the Code, regardless of our role or where in the world we work. From our factory ?oors to our boardroom, and everywhere in between, the Code applies to each of us. And because our suppliers and consultants represent BRP, they are also expected to demonstrate the same high level of commitment to doing what is right, by following our Supplier Code of Conduct. The letter of the Code is … the rules as they are written. The spirit of the Code is … the reason the rules are there. FOLLOW BOTH. If a violation occurs Violations run the risk of breaking the trust we’ve worked so hard to build, and Integrity that challenges our culture. That’s why we need to take them seriously. When by our Code or our policies are not respected, disciplinary actions can follow, and Driven can include dismissal. A violation of our Code can also mean a violation of the I ETHICS law, which could lead to civil or criminal penalties for those involved – and, in OF certain cases, for our company. CODE 8

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES OUR RESPONSIBILITIES When we are trusted, we have a responsibility to uphold that trust – not only by doing what’s expected, but by doing what’s right! As BRP employees, we proudly share these responsibilities: » Live by our values – Let them run through every decision and interaction. » Follow the Code – When facing a questionable situation, check the Code. » Play by the rules – Know what the laws and our policies require. Follow them carefully and ask for help if any rule is unclear. » Speak up – Stay alert to anything that might violate our Code, our policies or the law, and speak up immediately if you see or suspect something. Are you a BRP manager? You have greater responsibility: » Set the right tone – With each decision and each action, follow our Code and policies without exception, to show your team what it looks like to be Driven by Integrity. » Embrace the Code – Your attitude toward the Code matters to your team. They look to you as a model of how to act. Make sure to know the Code well so you can guide others. » Listen – Your team needs to know that you’re there for them when they have concerns. Make sure they feel safe and confident speaking up. » Act – If you’re made aware of possible misconduct, don’t turn your back on it. Integrity Speak up. by Driven I ETHICS OF CODE 9

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES OUR DECISIONS Imagine yourself at a fork in the road in unfamiliar territory. Which path will you choose? The Code can help us choose what’s right, and we can start by asking ourselves: 1 Is my action legal? 4 If you can answer “yes” to every question, the path 2 Would I be proud if it you’re choosing is likely were shared with others? OK. If you are not entirely Is it in line with our 5 sure, ask for help ?rst. Is it free from Code and policies? undue in?uence? 7 6 Is it safe for everyone’s health, safety and well-being? Is it respectful? Integrity by Driven 3 I ETHICS Does it respect BRP’s values? OF CODE 10

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES ASKING QUESTIONS AND SPEAKING UP We all play a role in protecting BRP’s reputation and values. When Driven by Integrity, we speak up for what’s right. If we see or suspect any illegal or unethical behaviour, it’s our responsibility as BRP employees to share our concerns. Your voice, your choice Speaking up is not always easy. But it’s important that you do – no matter who is involved or what you’re reporting. BRP’s management wants you to feel safe to ask questions or raise concerns, which is why there are several ways to do so: » Through your own or any manager. » Through your Human Resources business partner. » By contacting the Ethics and Compliance team. » Via the Legal Department. If you’re not comfortable with any of these options, contact: THE INTEGRITY HOTLINE The Integrity Hotline is a confidential way to get answers to your questions or to raise concerns, either online or via phone. It’s operated by an independent Integrity third-party provider and is available 24/7. While it’s always best to identify by yourself when reporting, the hotline does give you the option to remain Driven anonymous, where permitted by local law. I ETHICS To access the Integrity Hotline, visit www.brp.ethicspoint.com. OF CODE (Access the web portal to nd a dedicated toll-free number for your country.) 11

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES What happens after speaking up? » The report will be promptly assessed. » You may be asked to collaborate with any subsequent investigation. » If the investigation uncovers a violation, appropriate remedial measures and/or disciplinary actions will be taken against those responsible. No fear, no retaliation Speaking up when something isn’t right takes courage. It is therefore important that you feel comfortable raising concerns, knowing that BRP’s management will not tolerate retaliation against anyone who does so in good faith. If you suspect there has been retaliation against you or someone else, reach out to the Ethics and Compliance team. Retaliation looks like … ›› Dismissal ›› Demotion ›› Exclusion These are just a few examples. Retaliation can take many forms. Watch for it and report it. LOST YOUR WAY? I’m working on a project with a cross-departmental team. A manager on the team suggested we do something that I believe violates our Code, but everyone else seems OK with it. Should I just let this go? No, you shouldn’t. Nobody at BRP, no matter their role, has the authority to ask you to ignore something Integrity that might violate our Code, policies or the law. Speak up immediately – it’s your responsibility. You can by be assured there will be no retaliation against you, even if your concern is unfounded. Driven I ETHICS KEEP GOING OF CODE Whistleblower Policy 12

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES T R U S T W I T H I N O U R W O R K P L A C E l Diversity, equity and inclusion l Respectful workplace l Workplace health, safety and security Integrity by Driven I ETHICS OF CODE 13

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES DIVERSITY, EQUITY AND INCLUSION At BRP, a great deal of hard work goes into creating an inclusive workplace where different views and perspectives are valued. After all, the diversity and uniqueness of our people fuel our ingenuity and set the course for where we go next. Characteristics protected by law may vary around the globe, but they generally include: » Age » Gender expression or identity » Race, ancestry, color and place of origin » Disability » Marital status » Religion » Gender » Pregnancy and maternity » Sexual orientation STAY ON THE TRAIL » Treat everyone with respect in every aspect of your work. » Be open to and understanding of people’s differences and individuality, so that everyone feels safe to express themselves. » Don’t disadvantage, discriminate, harass or favour people based on their background, beliefs or any characteristics protected by law. » Welcome new perspectives and invite others’ input. Don’t prevent anyone from participating or dismiss their contributions. LOST YOUR WAY? A friend of mine applied for a promotion, and it was offered to a less-qualified colleague. I think the hiring manager might not have considered her because she is a woman. I feel this was an unfair process. Should I say something? Yes, you should. Hiring and promoting people should be based on objective criteria and no one should be disadvantaged or favoured based on personal characteristics. Don’t ignore this. Speak up immediately. 14

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES RESPECTFUL WORKPLACE At BRP, we aim for an environment where every individual is valued and treated with appreciation and dignity. We believe that by maintaining a positive and caring workplace, we empower one another to be our best and do our best. How to recognize intimidation . Intimidation is a matter of perception. It can even be unintentional and take many forms such as: » Unreasonable requests » Attempts to turn other colleagues against someone » Constant put downs/remarks about one’s work » Racist/homophobic language » Isolation of someone or spreading of rumors/lies about them » Offensive remarks or jokes (either spoken, written or shared on social media) » Psychological harassment, such as personal insults, attempts to shame someone in front of colleagues or threats » Physical harassment like shoving, grabbing or striking » Sexual harassment such as asking someone out repeatedly, sexual advances or requests for sexual favours, inappropriate touching, sharing of sexual materials/jokes Integrity by Driven I ETHICS OF CODE 15

TABLE OF CONTENTS | TRUST IN OUR CODE | TRUST WITHIN OUR WORKPLACE | TRUST IN OUR RELATIONSHIPS | TRUST IN OUR COMPANY | TRUST WITHIN OUR COMMUNITIES



STAY ON THE TRAIL

- Treat people you work with – whether coworkers, customers, dealers, distributors or suppliers – the way you would want to be treated. Respectfully.
- Recognize and help stop all forms of intimidation, harassment and bullying – acts that seek to coerce, threaten, humiliate or offend others.
- Stay alert to forms of sexual harassment – unwelcome sexual remarks or physical advances.
- Don't turn a blind eye. Talk to the concerned person or speak up if you witness or are a victim of any intimidation or harassment.

LOST YOUR WAY?

One of my coworkers repeatedly compliments my appearance. I know there is no harm meant, but I don't feel comfortable. Am I just being too sensitive?

No, you're not. Try speaking to your colleague and explain that these compliments make you feel uncomfortable, and you want them to stop. If the situation continues or if you're uncomfortable addressing the concern directly, report the problem.

My manager sometimes speaks to me in a way that I feel is condescending and diminishing which makes me feel bullied. What do I do?

Bullying in the workplace can be obvious or may be more subtle. It includes both verbal and physical abuse or violence. We want all our employees to experience a respectful workplace. So, if someone says or does something that you feel does not meet our expectations of how we should behave in the workplace, talk to the concerned person or report it.

KEEP GOING

Harassment Policy

CODE OF ETHICS | Driven by Integrity

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TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES WORKPLACE HEALTH, SAFETY AND SECURITY At BRP, safety is more than a priority – it’s a mindset. It’s a way of working that ensures our health, safety and security. The company provides a safe environment, and each of us must help maintain it. STAY ON THE TRAIL » Comply with the health and safety policies, procedures and instructions relevant to your work. » Always respect BRP’s Life-saving Rules, which apply to all of us. » Complete all safety trainings and use Personal Protective Equipment, as required. » Get trained or certified before operating machinery and equipment. » Keep our workplace free of violence. Verbal or physical. » Report any accident, unsafe working conditions, or near misses to local management or the Health and Safety team so immediate action can be taken. » Book all business trips through the authorized travel service provider in accordance with our Travel and Entertainment Expenses Policy to ensure your security abroad. LOST YOUR WAY? While teaching me how to use a piece of equipment, the person training me suggested a technique that seemed to bypass our safety rules. It may speed things up a little, but it feels risky. Since this person has more experience than I do, should I ignore my concerns? No, you shouldn’t. Someone could get hurt. Remind the trainer of our safety rules. If the person training you Integrity dismisses your concerns without explaining how the technique complies with our safety rules, you should address by the matter right away to your team leader, supervisor or local management. You could prevent a serious accident. Driven I Ethics KEEP GOING of Alcohol and Drug Policy Life-saving Rules Code Harassment Policy Travel and Entertainment Expenses Policy Health, Safety and Environmental Operations Policy 17

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES T R U S T I N O U R R E L A T I O N S H I P S | Fair competition | Anti-bribery and anti-corruption | Relationships with third parties | Conflicts of interest | Gifts and hospitality | Political activities | Data privacy | Global trade compliance Integrity | Insider trading by Driven I ETHICS OF CODE 18

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES SHOULD WE BE TALKING ABOUT THIS? FAIR COMPETITION In conversations with competitors, does it sound like you’re discussing: Healthy competition brings out the best in us. That’s how we like to succeed at BRP – by breaking down barriers – not by breaking the rules. We follow the laws that promote fair competition, letting 1 our products and our merits drive our success. 2 Setting prices Agreeing on which or margins? products to sell? STAY ON THE TRAIL » Compete energetically, but never use deceptive or unfair practices to limit competition. » Never misrepresent BRP’s products or services, be misleading or make affirmations we can’t back up. Be honest and ethical in any marketing and advertising. Remember, we’re responsible for the claims we make. 3 4 Interfering with a Dividing markets or » Never exchange confidential information or make agreements with bidding process? territories? competitors and other third parties that benefit you but illegally harm others’ ability to compete. » Get to know the antitrust and competition laws in the countries where you do business, and in countries of the third parties you do business with. Contact the Legal Department if you’re not sure whether and how those laws apply to you. 5 Boycotting competitors or suppliers? KEEP GOING Antitrust Policy Integrity If you answer “yes” or “maybe” to by Driven any question, take it as a warning I ETHICS sign. Stop the conversation and ask OF CODE for guidance. 19

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES ANTI-BRIBERY AND ANTI-CORRUPTION We work honestly and never attempt to gain a business advantage through bribery. The only result that could come of acts of corruption or other illegal activity, is damage to our reputation and our bottom line. STAY ON THE TRAIL » Don’t offer, promise, give or accept a bribe or a kickback. No matter what countries are involved or what local customs may be. » Be aware that our third parties must follow these same rules as we can be held accountable for bribes they make on our behalf. If you work with third parties, choose those who share our high standards, watch their work and make sure they comply with our policies and the law. » Document the relationship and record transactions accurately – never mischaracterize payments. » Be sure to consult BRP’s policies, when gifts and hospitality are involved. Bribes are … Anything of value offered to influence someone’s decisions, win business or get some advantage. Examples of what bribes look like include … » Cash or cash equivalents » Loans Integrity » Expensive gifts or entertainment » Charitable or political contributions by Driven » Stock » Payment of travel expenses I » Special discounts ETHICS OF CODE 20

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES LOST YOUR WAY? Our product has been detained by a customs official because of incorrect paperwork. The official offered to release the goods if we pay a small “customary processing fee.” Should I pay it? No, you shouldn’t. Payment for a routine government action like this is called a “facilitation payment,” which is illegal in Canada and in many other parts of the world. Any kind of payment or offer to a government official could also violate the law. Politely explain to the customs official that BRP’s policies do not allow you to make such a payment and that you will resubmit the corrected paperwork. Even where the recipient is not a government or public official (e.g., an employee of a competitor or a private-sector client), such payment could be considered bribery and is just as illegal. You can also reach out to the Ethics and Compliance team for guidance. KEEP GOING Anti-corruption Policy Integrity by Driven I ETHICS OF CODE 21

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES RELATIONSHIPS WITH THIRD PARTIES Running our business is an adventure. We need good partners along for the ride. While strong partnerships can significantly help us achieve our goals, the wrong ones can be detrimental to BRP’s business and practices. STAY ON THE TRAIL » Choose wisely – Select third parties (such as dealers, distributors, suppliers, contractors, consultants and other business partners) based on objective criteria such as quality, price, service, reliability, availability, technical excellence and delivery. Make sure they share the same high standards for integrity, including respect for human rights. » Be thorough and fair – Don’t allow personal bias or personal relationships to influence your choice. » Monitor the relationship – If you work with our third parties, stay involved and make sure they’re provided with a copy of the Supplier Code of Conduct. » Never use a third party to do indirectly what the Code prohibits. » Protect our third party’s intellectual property and data. Expect the same from them. Integrity by Driven I ETHICS OF CODE 22

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES LOST YOUR WAY? On a recent visit to a third party’s work site, I noticed some of the workers appeared underage, but the supplier said everything was fine. What should I do? It is BRP’s responsibility to ensure that human rights are respected, within our own operations, as well as our supply chain. If you suspect workers are being mistreated, report it to the Ethics and Compliance team so the concern can be investigated. There are two construction contractors in the running for our plant extension project. They both have similar qualifications, but one has implied that they have contacts at the municipal planning office that have always been able to facilitate permitting. The project is a high-visibility project, and the timelines are tight. Should we choose him? The fact that this third party is seeking to leverage contacts at the municipal planning office is a red flag. BRP could be held liable for providing any benefits to a public official in exchange for influence, even through an intermediary. Before engaging any consultant who will act on behalf of BRP, risk-based due diligence must be completed to make sure that the prospective consultant will respect and adhere to BRP’s values and high ethical standards of conduct. Reach out to the Ethics and Compliance team for guidance. KEEP GOING Service Contracts and Indirect Procurement Policy Integrity Supplier Code of Conduct by Driven I ETHICS OF CODE 23

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES CONFLICTS OF INTEREST As BRP employees, our commitment to BRP runs deep. And we must make sure that our personal interests (including those of our family or close personal relationships) do not interfere with this commitment. As such, each of us has the responsibility to avoid activities that conflict, or appear to conflict, with the interests of BRP. STAY ON THE TRAIL » Learn to recognize the activities that could conflict with BRP’s interests. They are not always easy to identify but often include: › Personal relationships – Supervising a friend, family member or partner, or directing BRP business to them. › External engagements – Allowing a second job or other external activities to influence your loyalty to BRP or take too much of the time or energy you bring to your position. › Financial interests – Investing directly in any company that competes or does business with us. › Business opportunities – Leveraging an opportunity for yourself that you learned about through your work at BRP, and that could have been of interest for BRP. › Gifts and other benefits – Accepting or giving anything that violates BRP’s policy on gifts and hospitality. » Promptly disclose any situation that could impair your objectivity to Ethics Integrity and Compliance using the Disclosure Form. by Driven I KEEP GOING ETHICS OF conflict of Interest Policy CODE 24

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES COULD THIS BE A CONFLICT? Ask yourself these questions: 1 Will I feel obligated toward a person or Is this an action 2 a company other that will benefit me than BRP? or someone else rather than BRP? 3 Is there a chance, however small, that my judgment could be compromised? Is there any way this situation could give the appearance of a 4 conflict of interest in the eyes of others? Integrity by Any “yes” or “maybe” answers could be a sign of a Driven conflict of interest. Seek guidance from your manager or I ETHICS the Ethics and Compliance team to determine if you need OF CODE to disclose the situation using the Disclosure Form. 25

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES GIFTS AND HOSPITALITY At BRP, we don’t succeed in business by sweetening deals. We succeed by winning – fair and square. We follow BRP’s rules carefully for gifts and hospitality and never offer or accept anything that breaks them. STAY ON THE TRAIL » Before offering or accepting a gift or hospitality, know what’s allowed under the Gift and Hospitality Policy and, if required, submit a Disclosure Form. » Use care in every interaction with suppliers, dealers, distributors or other third parties. Never offer, give, request or accept anything that could cloud someone’s judgment or be interpreted as a conflict of interest. » Use good judgment and focus on the basics: If it looks like something is being offered with an expectation of something in return or to win business, this is no longer a gift. » Pay special attention when dealing with government officials with whom the exchange of gifts or hospitality could be perceived as bribery or be prohibited by local laws. » If you have questions, please contact the Ethics and Compliance team. Integrity by Driven I ETHICS OF CODE 26

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES Appropriate offers are: » Nominal in value, like promotional items. » Legal and in line with both parties’ policies. » Reasonable, like decently priced business meals. » Given or received in an honest and transparent manner. Inappropriate offers are: » Cash or a cash equivalent, stock, special discounts, loans, payment of travel expenses, or charitable or political contributions. » Valued above the established threshold by both parties’ policies. » Offered frequently or for non-business reasons. » Likely to create an obligation or influence someone’s judgment. » Offered to win favours or special treatment. LOST YOUR WAY? A supplier I’ve worked with for years has sent me a gift for the holidays. I’m not sure how much it’s worth, but it seems expensive and probably violates our policies. On the other hand, I’m worried I might insult the supplier if I refuse it. What should I do? It depends. Since you’re not sure of its value, talk to your manager first for advice. If the gift is something you can share with your colleagues (like food), it may be acceptable. If it’s not, and you’re not comfortable refusing it, the Ethics and Compliance team can help you take appropriate action, such as Integrity donating it to charity. by Driven I KEEP GOING ETHICS OF Gift and Hospitality Policy CODE 27

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES POLITICAL ACTIVITIES At BRP, participating freely in political activities and causes we are passionate about is encouraged. As employees, our political actions must, however, be undertaken on our own behalf and not involve or engage BRP in any way. STAY ON THE TRAIL » Remember, every person has a right to their own beliefs and to support their preferred candidates and causes. Never pressure colleagues to donate or give their support. » Keep your political activities separate from your job with BRP. Don’t let them interfere with your (or anyone else’s) work or cause a conflict of interest. » Give your support or express your views independently, as an individual – never on behalf of the company. » Any interaction with government officials in the context of your BRP duties must be coordinated with the Public Affairs and Government Relations team. LOST YOUR WAY? A friend who volunteers for a local political campaign has invited me to an upcoming Giving support “independently” means: event. I’m thinking about making a small donation on behalf of BRP. Is it OK if it’s my money? » Volunteering on your own time. No, it isn’t. You must donate in your own name and use your own funds. Integrity » Using your own funds. Not BRP’s. BRP does not support any political candidates or parties. by » Using your own resources (not BRP’s), such as Driven computers, phones, supplies or printers. I ETHICS » Never offering support or speaking on behalf of BRP. OF CODE 28

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES DATA PRIVACY At BRP, we recognize the value of privacy. That’s why we protect the personal information entrusted to us. Our employees and customers all share personal information with us. It’s our job to handle it with extreme care and do everything we can to protect it. If it’s personal, handle the information with care. Always … » Use personal information only for legitimate business purposes, and in accordance with BRP’s policies on data privacy. » Gather only the necessary and minimum amount of personal information needed to fulfill the purpose. » Process the personal information solely if the individual’s consent was obtained, or if there is another adequate legal basis that allows the processing. » Protect it as you would your own. Never … » Share it with anyone who isn’t authorized. » Access it or send it via unsecured networks. Integrity by Driven I ETHICS OF CODE 29

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES STAY ON THE TRAIL » Protect personal information from misuse or unauthorized disclosure. Examples of personal information include an individual’s name, address, email, date of birth, phone number, location data or any other information that can identify an individual, directly or indirectly. » Make sure you respect our internal Data Privacy Policy when collecting, using or sharing an individual’s personal information. » Immediately report any potential privacy breach, or any activity you’re aware of that violates our policies on data privacy or the law to the Information Systems and Technology team and to BRP’s Privacy Officer so we can act to protect the personal information and the individuals involved. » Consider data privacy at the beginning of any new project or initiative that will involve personal information. LOST YOUR WAY? One of our suppliers has asked for a list of employee addresses for a marketing campaign. Since this is a trusted supplier we’ve worked with for years, can I share this information? No, you shouldn’t. Even if we have a long relationship with this supplier and his intention is good, sharing personal employee information in this context goes against our Data Privacy Policy. It could also violate privacy laws. Contact the Ethics and Compliance team for help. Integrity KEEP GOING by Driven Data Privacy Policy I ETHICS Employee Privacy Notice OF Guidelines for Use, Access and Management of Information CODE Information Security Policy 30

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES GLOBAL TRADE COMPLIANCE BRP serves customers around the world. Sending our products across borders or sharing technology abroad can be tricky. Just one misstep can disrupt our business and expose the company to hefty fines, reputational damage or even criminal prosecution. To preserve our ability and privilege to do business globally, we carefully follow the applicable import, export and trade compliance laws. STAY ON THE TRAIL » If your work at BRP involves importing or exporting items, remember that international trade compliance laws are complex and subject to frequent change. These laws address: › Import and customs activities – to ensure accurate tariff classification, value, country of origin, product marking and other elements. › Exports and export controls – to regulate or restrict the export of items for reasons of national security, foreign policy, anti-terrorism or non-proliferation. › Trade embargoes and economic sanctions – to prohibit or restrict business dealings with certain countries and their nationals, and/or with designated entities or persons. › Anti-boycott – to prohibit participation in unsanctioned boycotts or refusal Integrity to trade with a specific country. by » Do not hesitate to ask our Global Trade Services team for help. Driven I ETHICS OF CODE 31

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES INSIDER TRADING A thriving marketplace requires trust that every investor has access to the same information. We don’t allow trades based on material non-public information that we learn through our work at BRP – an illegal practice known as insider trading. Information is: “Material” When it influences an investor’s decision to buy, sell or hold stocks or is expected to result in a significant change in the price of the shares. “Non-public” When it hasn’t been released to the public (through a press release or other public communication). STAY ON THE TRAIL » Understand what “material non-public information” is (also called “inside information”) and be able to identify it. It can include sales or earnings, potential mergers or acquisitions, leadership changes, new product announcements or pending legal actions. » Never trade the shares of the company based on inside information, and don’t “tip” this information to others (whether clients, suppliers, family or friends). Either action can Integrity violate insider trading laws. by » If you’re not sure if information is considered inside information, ask the Legal Department Driven about it before trading on it. I ETHICS » Honour any trading windows or special blackout periods that BRP may impose. Do not OF trade until we lift the restriction. CODE 32

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES LOST YOUR WAY? While meeting with some colleagues, I learned about an upcoming acquisition the company is contemplating. Since I am not subject to a scheduled blackout period, is it OK for me to share this with my father for him to buy shares in the company? No, it isn’t. Whether or not you are subject to a scheduled blackout period, you are still in possession of material non-public information and prohibited from trading on such information or “tipping” others to do so. I have an urgent need for cash to address a family emergency. Selling some of my BRP stock is the easiest way for me to raise money. At the same time, I am aware of information in our quarterly financial results which are not public yet and may have a negative impact on our stock price. Given that I’m not an officer of the company, I can still trade, right? No, you should not trade because you have inside information. If you have any doubts when considering whether to buy or sell shares, you should speak with your manager or with any lawyer in the Legal Department. KEEP GOING Insider Trading Policy Integrity by Driven I ETHICS OF CODE 33

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES T R U S T I N O U R C O M P A N Y | Company assets | Confidential information and intellectual property | Accurate recordkeeping | Responsible communications | Product quality and safety Integrity by Driven I ETHICS OF CODE 34

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES COMPANY ASSETS We put everything we have into the development and manufacturing of our products. Great ideas. Facilities. Equipment. It’s up to each of us to handle these assets with care and protect them from loss, theft or misuse. STAY ON THE TRAIL » Make sure the BRP assets you’re entrusted with are used for legitimate business purposes, in accordance with our policies and the law. » Help prevent loss, misuse, waste, damage and theft of all assets: electronic and information assets, as well as physical ones. » Keep personal use of our assets to a minimum, and don’t let it interfere with your work or responsibilities at BRP. Remember, anything you create, store or send on company equipment belongs to BRP. » Never borrow or lend company assets without authorization, and don’t use them for personal gain. » Never share Confidential information or intellectual property with anyone unless they have a business need to know it and are authorized to do so. » Never use your personal email or devices for your work. » Practice good physical security and cybersecurity. Prevent unauthorized access to our facilities. Use only BRP approved software and hardware. Never click on suspicious links or share your password (see our Integrity Password Policy). by Driven » Speak up about potential breaches or other security issues immediately. I ETHICS OF CODE 35

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES WHAT SHOULD I PROTECT? LOST YOUR WAY? I found some free software online that I believe would help me with my work. Physical assets Can I install this software on my BRP computer? Resources we can see and touch, such as: No. We only permit the installation on company devices of software » Facilities and furniture that’s approved by BRP. Even if it’s free and doesn’t require a licence, » Equipment and tools you should never download software without checking first with the » BRP vehicles Information Systems and Technology (IS&T) Department. They can » Office supplies help you install appropriate and approved software. » Company funds or credit cards A visitor forgot his access card and asked me to let him in the building. Is that OK? Electronic assets No, it isn’t. If someone without proper identification (i.e., an access card) tries to follow you as you enter a BRP building, you should Resources that support our systems and not let them in and refer them to site security or the receptionist for networks, such as: assistance. Security is everyone’s responsibility. » Computer hardware and software » Networks and databases KEEP GOING » Mobile devices » Internet access Confidentiality and Clean Desk Policy Information Security Policy Mobile Devices Policy Information assets Password Policy TM Information we collect or create, such as: » Proprietary information » Trade secrets » Logos and trademarks » Emails and records Integrity by Driven I ETHICS OF CODE 36

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY Innovation is part of our DNA and makes our company and products unique. Each of us works hard to take the company to higher levels and, to keep our competitive edge, we must protect our Confidential information and intellectual property. Protect information that’s: Confidential, including: » Acquisitions or investment plans » Marketing strategies » Projected sales or earnings » Employee, dealer, distributor or customer lists » Price lists Proprietary, including: » Manufacturing methods » Creative work, like designs, trade secrets, drawings or white board notes » New product development » Proprietary software Personal, including: » Addresses or phone numbers Integrity » Email addresses by Driven » Employment or medical information I » Banking information ETHICS OF CODE 37

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES STAY ON THE TRAIL » Take responsibility for protecting Confidential information about BRP (i.e., proprietary and not available to the public) you come across while doing your job. If you’re not sure if it’s confidential, treat it like it is. » Handle confidential information and intellectual property carefully. Never share it with anyone who isn’t authorized to see it, and never discuss it publicly or on social media. » Be just as protective of information belonging to our third parties or any other organizations. » Continue to protect Confidential information even after you leave BRP. LOST YOUR WAY? A candidate I interviewed volunteered confidential information from their previous job with a competitor. Since I didn’t ask for this information, may I pass it along to my team? No, you may not. While you didn’t ask for this information, it’s confidential and doesn’t belong to us. Don’t use it or share it with anyone. KEEP GOING Confidentiality and Clean Desk Policy Guidelines for Use, Access and Management of Information Integrity by Driven I ETHICS OF CODE 38

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES ACCURATE RECORDKEEPING The integrity of the company’s books and records goes hand in hand with its reputation and maintains the trust of our stakeholders. No matter how we contribute to BRP’s records, whether physical or electronic, we do so with care. STAY ON THE TRAIL » Be accurate, clear and complete in every transaction and every record you make. » Never falsify our records or make a misleading entry. Don’t let anyone pressure you into falsifying a BRP record, no matter what position they hold. » Follow our policies and internal controls, including the Authorities and Limits Policy, as well as applicable laws, accounting principles and regulations, whenever you create or update our records. » Also follow our Records Management Policy and Retention Schedule when it comes to maintaining, handling, retaining or destroying our records. Keep any required supporting documentation, such as receipts or notes. » Never destroy a record that has been requested for a lawsuit, investigation or audit. BRP’s records include … » Give accurate, complete, timely and transparent information when you » Accounting records disclose financial information on BRP’s behalf. Comply with our internal » Invoices controls, any internal or external audits or inquiries in the same way. » Timecards » Speak up immediately if you see any suspicious activity. Integrity » Expense reports by Driven » Contracts and proposals KEEP GOING I » Performance reviews ETHICS Authorities and Limits Policy OF CODE … and many more. Records Management Policy Travel and Entertainment Expenses Policy 39

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES RESPONSIBLE COMMUNICATIONS Each of us is a BRP brand ambassador. The things we do and say – both as employees and as individuals – impact the way the world sees the company. We must represent BRP with integrity, communicate with care and help BRP speak with a consistent voice. STAY ON THE TRAIL » Don’t speak for BRP. Always allow our designated representatives to speak on behalf of the company. » Don’t respond to a request for a comment or information if you are not authorized to do so. Refer the request to the Corporate Communications Department. » Market and advertise our products honestly. Never disparage the competition or make claims that can’t be backed up with supporting documentation. » Use social media responsibly. Keep your posts professional, respectful, helpful and in line with our values. Never post anything that could be seen as harassment or abuse, and never share private or confidential information or intellectual property – whether it belongs to BRP or someone else. Integrity by Driven I ETHICS OF CODE 40

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES Think before you post something … Ask yourself, is what I’m about to write … » My view and not BRP’s? » Necessary? » Truthful? » Respectful? » Helpful? If it’s not all those things, it isn’t BRP, and it doesn’t need to be said. LOST YOUR WAY? I saw a post on social media that was saying something negative and false about one of our products. Since my response will be helpful and I know I can correct this statement in a respectful way, may I respond? No. Only designated representatives are authorized to do so. Even though your intentions are good, you run the risk of saying something that doesn’t align with our messaging. You should forward this post to the Corporate Communications Department. KEEP GOING Social Media Policy Integrity by Driven I ETHICS OF CODE 41

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES PRODUCT QUALITY AND SAFETY We’re creating more than products – we’re creating memory-filled experiences. That’s what our customers trust us to deliver. We strive to honour their trust and lead by example. STAY ON THE TRAIL » Carefully follow applicable internal quality, safety guidelines and requirements as well as industry standards. » Watch for potential safety hazards or policy violations involving our products. » Never sacrifice quality or safety to meet a deadline. That includes never taking shortcuts (or allowing others to) when developing or manufacturing our products. » Complete the appropriate Ride Safely certification before you use our products and make sure to follow its requirements. » Expect our dealers, distributors, suppliers and other third parties to maintain the same commitment to quality and safety. » Speak up immediately about any concerns or complaints about safety or quality. Help us ensure quality and safety: In our product development and manufacturing Follow all requirements – legal, quality and safety. From our suppliers Integrity Regularly monitor their work, procedures and safety record. by From our dealers and distributors Driven Monitor all aspects of our distribution systems and respond to safety or quality issues. I ETHICS Through our marketing and communications OF CODE Promote and show safe use of our products. 42

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES Responsible Rider Program There is an opportunity for everyone in the powersports industry to come together and rethink how we approach safety, the environment and riding etiquette. The Responsible Rider program is a BRP initiative to further awareness and education, and most importantly, act to help make every rider a Responsible Rider. Whether we ride on trails, roads, water or snow, we at BRP are committed to driving positive change. As employees of BRP, we are expected to be ambassadors of the Responsible Rider program and to adhere to its principles. Integrity by Driven I ETHICS OF CODE 43

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES TRUST W I T H I N O U R C O M M U N I T I E S | Human rights | Environmental stewardship | Community engagement Integrity by Driven I ETHICS OF CODE 44

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES HUMAN RIGHTS BRP’s products are designed by people, for people. It is the responsibility of each of us to protect the rights and dignity of every individual who is part of our operations or our supply chain – we fight for their right to work freely and fairly. STAY ON THE TRAIL » Support BRP’s efforts to protect human rights and prevent any violations. Know and uphold our prohibitions on all forms of modern slavery. » Make sure third parties you work with share our commitment to protecting human rights. Don’t do business with any organization that engages in human rights abuses. That includes sourcing materials responsibly and ensuring our use of conflict-free minerals. » Speak up immediately if you see any signs of human rights abuses in our business, our supply chain or in a third party’s operations. We need to know. Modern slavery includes … » Child labour » Physical punishment » Forced or compulsory labour » Unsafe working conditions » Human trafficking » Unreasonable or illegal work hours These are only a few examples. Stay alert for any harmful activity. Integrity by KEEP GOING Driven I conflict Minerals Statement ETHICS OF CODE 45

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES ENVIRONMENTAL STEWARDSHIP BRP doesn’t just enable unforgettable memories to be created today. We all want future generations to make lasting memories too and, as a company, we’re committed to protecting the world they’ll inherit. By promoting sustainability and conserving resources. It’s all about being good stewards of the planet and minimizing the environmental impact of the company’s operations and product lines. STAY ON THE TRAIL » Do your part to conserve, recycle or re-use resources and reduce the emissions our business generates. » Follow all environmental laws that apply to us, wherever we operate. Know how they apply to your job and complete all required training to ensure compliance. » Focus on developing safe and energy-efficient vehicles, as well as considering the use of recyclable/recycled material when developing new products. » Choose options that are clean, sustainable and responsible when sourcing materials for our business, including using conflict-free minerals. » Get informed on BRP’s Corporate Social Responsibility (CSR) program and reach out to our CSR team for guidance. » Speak up right away if you see or suspect an environmental Integrity hazard or violation, so we can minimize any damage. by Driven I ETHICS OF CODE 46

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES Live and work sustainably. » Reduce energy and water usage. » Recycle materials. » Compost organic material when that service is available. » Support local farmers and reduce food waste. » When possible, use public transportation or car sharing services. LOST YOUR WAY? There are some disposal practices in our facility that I think may harm the environment. What we do now complies with the law, but I think we could do better. What should I do? At BRP, we never stop looking for ways to do better. If you have ideas, share them with us right away. Talk to your manager or another internal resource to see if we can implement them. KEEP GOING conflict Minerals Statement Sustainable Development Policy Integrity by Driven I ETHICS OF CODE 47

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES COMMUNITY ENGAGEMENT At BRP, we are actors in creating a positive and lasting impact in each community where we work, live and play. Every day, we roll up our sleeves to make our communities as socially sustainable as they can be – by contributing to local initiatives or by tackling intimidation, our global cause. We are constantly looking to involve our vast network with the goal of truly moving the needle on social issues that touch our people in their everyday lives. STAY ON THE TRAIL » Obtain the necessary approval before making a financial contribution on behalf of BRP or if an organization wishes to submit a contribution request, as detailed in the Donation Policy. » Make sure your personal volunteering activities are undertaken on your own time. » Don’t solicit coworkers through mass email or pressure them to participate or donate to any cause. Remember that participation in community or volunteer events is strictly personal. » Reach out to the Corporate Social Responsibility team to get involved with our community engagement initiatives, and in the programs and activities that BRP contributes to. Integrity KEEP GOING by Driven Donation Policy I ETHICS OF CODE 48

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES OUR JOURNEY You’ve reached the end of the Code … but reading it is just the beginning of the journey. By this point, you’ve seen that some of the challenges we face as a company can make for a twisting and sometimes rocky trail. As we continue our growth trajectory, that trail will likely not always be smooth! As an ambassador of BRP, you influence the path we take. The things you say, the choices you make, the way you conduct business – each can contribute to building trust in BRP. When in doubt or facing a dilemma, never hesitate to ask for help, or to speak up if you come across a situation that you believe is inconsistent with our Code. When you follow the Code and do what’s right, you’re keeping us moving in the right direction. Together, Driven by Integrity, we’ll make sure BRP endures – for the adventure seekers, the memory makers and anyone hoping to join the ride. Martin Langelier Chief Legal Officer Integrity by Driven I ETHICS OF CODE 49

TABLE OF TRUST IN TRUST WITHIN TRUST IN TRUST IN TRUST WITHIN CONTENTS OUR CODE OUR WORKPLACE OUR RELATIONSHIPS OUR COMPANY OUR COMMUNITIES OUR RESOURCES Board of Directors BRP, c/o the Corporate Secretary 726 St. Joseph Street, Valcourt (QC) J0E 2L0 Canada Ethics and Compliance compliance@brp.com / E&C Google Site / Integrity Hotline Corporate Communications medias@brp.com Corporate Social Responsibility (CSR) csr@brp.com donations@brp.com Data Privacy compliance@brp.com Global Security globalsecurity@brp.com Global Trade Services gtsstrategygroup@brp.com Health and Safety globalhs@brp.com Human Resources mybrp@brp.com Information Systems and Technology servicedesk@brp.com cybersecurity@brp.com phishing@brp.com Legal compliance@brp.com Integrity Public Affairs and Government Relations compliance@brp.com by Driven RELEVANT DOCUMENTS I ETHICS All policies referenced in this Code are available in BRP’s Policy Repository. OF Additional departmental or geographical requirements may apply. Please ask your CODE manager for additional guidance. 50